January 29, 2007

Mr. Brad Skinner

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:

SEC Letter dated January 23, 2007

Timberline Resources, Inc. /Item 4.02 of Form 8-K

File No. 0-51549

Dear Mr. Skinner,

This is in response to your letter to the undersigned dated January 23, 2007, requesting additional information regarding Item 4.02 in our Form 8-K filed January 18, 2007.  The answers to each of your questions follow:

1.

We intend to file the restated financial statements as soon as today and no later than the end of the week.

2.

The errors contained in the original filing were the inclusion of several incorrect numbers that had been provided by the former accountants and that were not detected by the certifying officers.  The inclusion of incorrect numbers were compounded by mathematical errors and resulted in a material understatement of the net loss for the three months ended June 30, 2006.  Although there was one error in a subtotal in the reported figures for the nine months ended June 30, 2006, the reported net loss for that period is correct.  This will be disclosed in the amended filing.

3.

The description in the 8-K references “lack of consistent authoritative guidance and not a failure to assess the issues and collect relevant data”.  A better description would be that the errors resulted from “lack of consistent oversight and controls over the accuracy of the relevant data”.  The restatement is not a result of a failure to assess issues or collect relevant data, but simply a failure to detect and correct mathematical errors.

4.

This will be disclosed in the amended filing.  In addition, the outside accountants who reviewed the erroneous financial statements were replaced subsequent to the original filing but before the conclusion that there were errors.  The evaluation of the disclosure controls and procedures as of the end of the fiscal year ended September 30, 2006 has been reconsidered and we have concluded that there were material weaknesses.  However, additional steps were taken to verify the accuracy and adequacy of the financial statements and related disclosure.

We also acknowledge that:

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the company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may reach me or Mike Wilson at 208-664-4859 if you have questions or comments.

Thank you for your assistance in our compliance with the applicable disclosure requirements and in enhancing the overall disclosure in our filing.